EXHIBIT 99.1

Sundial Growers Inc.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	September 30, 2021	December 31, 2020 (1)

Assets
Current Assets
Cash and cash equivalents		629,142	60,376
Restricted cash	7	33,063	5,333
Marketable securities	8	119,642	—
Accounts receivable	9	12,622	15,898
Biological assets	10	2,880	3,531
Inventory	11	36,093	25,613
Prepaid expenses and deposits		5,358	4,622
Investments	15	3,045	—
Assets held for sale		2,998	2,998
Net investment in subleases	13	3,084	—
		847,927	118,371
Non-current assets
Long-term deposits		7,981	2,633
Property, plant and equipment	12	61,165	116,928
Net investment in subleases	13	16,087	—
Intangible assets	14	62,850	5,063
Investments	15	62,509	51,876
Equity-accounted investees	16	330,279	—
Goodwill	4	65,573	—
Total assets		1,454,371	294,871

Liabilities
Current liabilities
Accounts payable and accrued liabilities		28,842	23,308
Current portion of lease obligations	18	4,328	409
Derivative warrants	17	29,900	428
		63,070	24,145
Non-current liabilities
Lease obligations	18	20,205	1,031
Financial guarantee liability	18	337	—
Total liabilities		83,612	25,176

Shareholders’ equity
Share capital	19(b)	2,032,007	762,046
Warrants	19(c)	7,735	6,138
Contributed surplus		62,258	59,344
Contingent consideration		2,279	2,279
Accumulated deficit (1)		(733,520)	(558,128)
Total shareholders’ equity		1,370,759	271,679
Non-controlling interest (1)		—	(1,984)
Total liabilities and shareholders’ equity		1,454,371	294,871
(1)	Recast – refer to note 16(b).

Commitments (note 29)

Subsequent events (note 30)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Income (Loss) and Comprehensive Income (Loss)

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2021	2020	2021	2020
Gross revenue	21	17,162	15,525	41,649	56,456
Excise taxes		2,795	2,660	8,240	9,391
Net revenue		14,367	12,865	33,409	47,065
Cost of sales	11	11,704	10,259	32,683	41,102
Inventory obsolescence	11	3,871	19,897	7,276	37,638
Gross margin before fair value adjustments		(1,208)	(17,291)	(6,550)	(31,675)
Change in fair value of biological assets	10	2,975	194	2,550	4,853
Change in fair value realized through inventory	11	15	(2,447)	(491)	(18,352)
Gross margin		1,782	(19,544)	(4,491)	(45,174)

Interest and fee revenue	22	3,309	—	9,502	—
Investment loss	22	(18,008)	—	(2,746)	—
Share of profit of equity-accounted investees	16	9,918	—	13,642	—

General and administrative		9,552	7,158	26,731	25,501
Sales and marketing		1,277	1,117	3,542	3,427
Research and development		714	35	1,707	378
Depreciation and amortization	12,14	2,385	1,480	4,374	3,414
Share-based compensation	20	1,869	3,118	9,864	7,065
Restructuring costs		—	1,108	—	6,190
Asset impairment	12	—	60,000	60,000	65,659
Government subsidies	23	—	(4,081)	(2,180)	(4,081)
Loss from operations		(18,796)	(89,479)	(88,131)	(152,727)

Transaction costs		(5,276)	(364)	(9,729)	(2,762)
Finance costs, net	24	(135)	8,140	(226)	1,156
Change in estimate of fair value of derivative warrants	17	24,100	10,057	(86,034)	10,468
Foreign exchange gain (loss)		1,360	249	712	1,204
Gain (loss) on disposition of PP&E		—	—	(139)	488
Other expenses	16(b)	—	—	(1,932)	—
Income (loss) before income tax		1,253	(71,397)	(185,479)	(142,173)
Income tax recovery	4	10,058	—	10,058	—
Net income (loss) from continuing operations		11,311	(71,397)	(175,421)	(142,173)
Net loss from discontinued operations	5	—	—	—	(33,627)
Net income (loss)		11,311	(71,397)	(175,421)	(175,800)

Gain on translation of foreign operations		—	—	—	600
Comprehensive income (loss)		11,311	(71,397)	(175,421)	(175,200)

Net income (loss) from continuing operations attributable to:
Sundial Growers Inc.		11,311	(71,386)	(175,392)	(141,997)
Non-controlling interest		—	(11)	(29)	(176)
		11,311	(71,397)	(175,421)	(142,173)
Net income (loss) attributable to:
Sundial Growers Inc.		11,311	(71,386)	(175,392)	(175,624)
Non-controlling interest	16(b)	—	(11)	(29)	(176)
		11,311	(71,397)	(175,421)	(175,800)
Comprehensive income (loss) attributable to:
Sundial Growers Inc.		11,311	(71,386)	(175,392)	(175,024)
Non-controlling interest		—	(11)	(29)	(176)
		11,311	(71,397)	(175,421)	(175,200)
Net income (loss) per common share attributable to Sundial Growers Inc.
Basic	25	$0.006	$(0.53)	$(0.10)	$(1.51)
Diluted	25	$0.005	$(0.53)	$(0.10)	$(1.51)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit (1)	Non- controlling interest (1)	Total equity
Balance at December 31, 2020 (1)		762,046	6,138	59,344	2,279	(558,128)	(1,984)	269,695
Net loss		—	—	—	—	(175,392)	(29)	(175,421)
Loss of control of subsidiary	16(b)	—	—	—	—	—	2,013	2,013
Share issuances	19(b)	977,425	—	—	—	—	—	977,425
Share issuance costs	19(b)	(16,302)	—	—	—	—	—	(16,302)
Derivative warrants exercised	17	277,136	—	—	—	—	—	277,136
Acquisition	4	26,216	1,771	—	—	—	—	27,987
Convertible debenture settlement	4	2,671	—	—	—	—	—	2,671
Warrants exercised	19(c)	174	(174)	—	—	—	—	—
Share-based compensation	20	8	—	10,477	—	—	—	10,485
Employee awards exercised		2,633	—	(2,432)	—	—	—	201
Modification of equity-settled plan	20(d)	—	—	(5,131)	—	—	—	(5,131)
Balance at September 30, 2021		2,032,007	7,735	62,258	2,279	(733,520)	—	1,370,759

Balance at June 30, 2021		2,003,013	6,138	64,901	2,279	(744,831)	—	1,331,500
Net income (loss)		—	—	—	—	11,311	—	11,311
Share issuance costs	19(b)	(69)	—	—	—	—	—	(69)
Acquisition	4	26,216	1,771	—	—	—	—	27,987
Convertible debenture settlement	4	2,671	—	—	—	—	—	2,671
Warrants exercised	19(c)	174	(174)	—	—	—	—	—
Share-based compensation	20	2	—	2,488	—	—	—	2,490
Modification of equity-settled plan	20(d)	—	—	(5,131)	—	—	—	(5,131)
Balance at September 30, 2021		2,032,007	7,735	62,258	2,279	(733,520)	—	1,370,759
(1)	Recast – refer to note 16(b).

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2019		509,654	27,831	30,192	2,279	(360,338)	6,866	4,714	221,198
Net loss		—	—	—	—	(175,624)	—	(176)	(175,800)
Other comprehensive income		—	—	—	—	—	600	—	600
Share issuances		15,232	—	—	—	—	—	—	15,232
Share issuance costs		(1,818)	—	—	—	—	—	—	(1,818)
Convertible debt - conversions		11,912	—	—	—	—	—	—	11,912
Derivative warrants exercised		8,087	—	—	—	—	—	—	8,087
Warrants expired		—	(2,229)	2,229	—	—	—	—	—
Dispositions	5	(38,447)	—	—	—	35,456	(7,466)	—	(10,457)
Share-based compensation	5,17	51	—	6,188	—	—	—	—	6,239
Balance at September 30, 2020		504,671	25,602	38,609	2,279	(500,506)	—	4,538	75,193

Balance at June 30, 2020		471,868	27,831	33,262	2,279	(429,120)	—	4,549	110,669
Net loss		—	—	—	—	(71,386)	—	(11)	(71,397)
Share issuances		14,622	—	—	—	—	—	—	14,622
Share issuance costs		(1,818)	—	—	—	—	—	—	(1,818)
Convertible debt - conversions		11,912	—	—	—	—	—	—	11,912
Derivative warrants exercised		8,087	—	—	—	—	—	—	8,087
Warrants expired		—	(2,229)	2,229	—	—	—	—	—
Share-based compensation	17	—	—	3,118	—	—	—	—	3,118
Balance at September 30, 2020		504,671	25,602	38,609	2,279	(500,506)	—	4,538	75,193

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2021	2020	2021	2020
Cash provided by (used in):
Operating activities
Net income (loss) from continuing operations for the period		11,311	(71,397)	(175,421)	(142,173)
Items not involving cash:
Income tax recovery		(10,058)	—	(10,058)	—
Change in fair value of biological assets		(2,975)	(194)	(2,550)	(4,853)
Share-based compensation	20	1,869	3,118	9,864	7,065
Depreciation and amortization	12,14	3,427	3,127	8,198	8,996
(Gain) loss on disposition of PP&E		—	—	139	(488)
Inventory obsolescence	11	3,871	19,897	7,276	37,638
Finance costs	24	134	(9,501)	186	(7,685)
Change in estimate of fair value of derivative warrants	17	(24,100)	(10,057)	86,034	(10,468)
Unrealized foreign exchange (gain) loss		(2,071)	(243)	(62)	(1,429)
Restructuring costs		—	—	—	448
Asset impairment	12	—	60,000	60,000	65,659
Share of profit of equity-accounted investees	16(a)	(9,918)	—	(13,642)	—
Other expenses	16(b)	—	—	1,864	—
Gain on disposition of marketable securities	8,22	(5,988)	—	(18,218)	—
Unrealized (gain) loss on marketable securities	8	23,996	—	20,964	—
Additions to marketable securities	8	(45,751)	—	(152,084)	—
Proceeds from disposal of marketable securities	8	5,520	—	29,696	—
Change in non-cash working capital		(5,427)	(14,807)	(13,094)	(2,783)
Net cash used in operating activities from continuing operations		(56,160)	(20,057)	(160,908)	(50,073)
Net cash provided by operating activities from discontinued operations	5	—	—	—	4,820
Net cash used in operating activities		(56,160)	(20,057)	(160,908)	(45,253)
Investing activities
Additions to property, plant and equipment	12	(1,127)	(1,076)	(2,991)	(2,869)
Additions to intangible assets	14	—	(138)	—	(138)
Additions to investments	15	—	—	(13,560)	—
Additions to equity-accounted investees	16(b)	(135,252)	—	(323,127)	—
Distributions from equity-accounted investees	16(b)	6,490		6,490
Proceeds from disposal of PP&E	12	79	6	194	2,109
Acquisition	4	(83,552)	—	(83,552)	—
Change in non-cash working capital		(544)	(531)	(507)	(11,221)
Net cash used in investing activities from continuing operations		(213,906)	(1,739)	(417,053)	(12,119)
Net cash used in investing activities from discontinued operations	5	—	—	—	(6,617)
Net cash used in investing activities		(213,906)	(1,739)	(417,053)	(18,736)
Financing activities
Proceeds from convertible notes, net of costs		—	(167)	—	18,462
Change in restricted cash	7	19,386	—	(27,730)	10,497
Repayment of Syndicated Credit Agreement		—	(1,931)	—	(12,593)
Payments on lease obligations, net	18	(365)	(93)	(610)	(312)
Proceeds from issuance of shares and registered offerings, net of costs	19(b)	(69)	24,588	1,062,379	24,588
Proceeds from exercise of derivative warrants	17	—	—	119,318	—
Proceeds from exercise of employee warrants	20	—	—	201	—
Convertible debenture settlement	4	(9,354)	—	(9,354)	—
Exercise of warrants	19(c)	(221)	—	(221)	—
Change in non-cash working capital		2,406	(952)	2,788	(1,595)
Net cash provided by financing activities from continuing operations		11,783	21,445	1,146,771	39,047
Net cash used in financing activities from discontinued operations	5	—	—	—	(639)
Net cash provided by financing activities		11,783	21,445	1,146,771	38,408
Effect of exchange rate changes on cash held in foreign currency		2,007	(234)	(44)	1,288
Change in cash and cash equivalents		(256,276)	(585)	568,766	(24,293)
Cash and cash equivalents, beginning of period		885,418	21,629	60,376	45,337
Cash and cash equivalents, end of period		629,142	21,044	629,142	21,044

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act, the operation and support of wholly owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

Sundial and its subsidiaries currently operate solely in Canada. Through its joint venture SunStream Bancorp Inc. (note 16(a)), the Company also provides growth capital and a strategic support platform that pursues indirect investment opportunities in the global cannabis sector, where lawful, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “SNDL”.

COVID-19

The global impact of COVID-19 has contributed to a great deal of uncertainty as to the health of the global economy. The Company has implemented several new pandemic-related procedures and protocols at its facilities, including enhanced screening measures, enhanced cleaning and sanitation processes with increased frequency, encouraging social distancing measures and directing employees to work from home if possible. At a retail store level, the Company has implemented enhanced in-store procedures including increased frequency of cleaning, installing safety shields and reducing paper materials. The Company has also adapted its business model by moving toward online sales platforms that enable customers to order products online for fast pickup and payment in store. The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place.

2.	Basis of presentation
a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The condensed consolidated interim financial statements were prepared using the same accounting policies and methods as those disclosed in the audited consolidated financial statements for the year ended December 31, 2020, except as described in note 3. The condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the Company for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors (“Board”) on November 11, 2021.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for biological assets and certain financial instruments (note 26(a)) which are measured at fair value with changes in fair value recorded in earnings.

c)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian based subsidiaries.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these condensed consolidated interim financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
2657408 Ontario Inc.	Ontario, Canada	100%
NGBA-BC Holdings Ltd.	British Columbia, Canada	100%
Sundial Insurance (Bermuda) Ltd.	Bermuda	100%
Inner Spirit Holdings Ltd.	Alberta, Canada	100%
Spirit Leaf Inc.	Alberta, Canada	100%
Spirit Leaf Corporate Inc.	Alberta, Canada	100%
3.	Significant accounting policies

The accounting policies, critical accounting judgements and significant estimates used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2020, have been applied in the preparation of these condensed consolidated interim financial statements except as described below.

Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Interests in equity-accounted investees

The Company’s interest in equity-accounted investees comprise interests in an associate and a joint venture.

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which significant influence or joint control ceases.

Captive Insurance

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures.

The first structure is a captive cell program entered into with a registered insurer for the purpose of holding and managing the Company’s coverage funds through a separate cell account (“Cell Captive”). The Company applies IFRS 10 Consolidated Financial Statements in its assessment of control as it relates to the Cell Captive. The Company’s accounting policy is to consolidate the Cell Captive. The Cell Captive funds are held as cash and may be invested according to the Company’s treasury policy. The funds are disclosed as restricted cash as the Cell Captive must be fully funded at all times. The Company

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

will recognize any gains or losses from fair market value adjustments, interest and/or foreign exchange in the statement of income (loss) and comprehensive income (loss).

The second structure is a wholly owned subsidiary, Sundial Insurance (Bermuda) Ltd. (“SIBL”), incorporated to provide separate and additional coverage. The Company applies IFRS 10 Consolidated Financial Statements in its assessment of control as it relates to SIBL. The Company’s accounting policy is to consolidate SIBL. The funds are disclosed as restricted cash as the funds were required for initial capitalization of the entity and there is a requirement to maintain minimum capital and surplus in accordance with industry regulations.

Leases

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. Under an operating lease, the Company recognizes lease payments received as income on a straight-line basis over the lease term. When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

revenue

Retail revenue

Retail revenue consists of sales through the corporate stores and e-commerce operations. Revenue at corporate stores is recognized at point of sale when the customer takes control of the goods or service and is measured at the amount of consideration to which the Company expects to be entitled to, net of estimated returns, sales incentives and franchise fee reductions. The Company considers its performance obligations to be satisfied at point of sale. The Company’s goods and services are generally capable of being distinct and are accounted for as a separate performance obligation. Sales through e-commerce operations are recognized when the customer takes control of the goods or services upon delivery and is measured at the amount of consideration to which the Company expects to be entitled to, net of estimated returns, sales incentives and franchise fee reductions.

It is the Company’s policy to sell merchandise with a limited right to return. Returns are only provided through exchanges or the issuance of a gift certificate.

Franchise revenue

Franchise fees are recognized at a point in time when the Company satisfies its performance obligations which is determined to be when the franchise begins operations. Performance obligations include site selection, lease assistance and training. Initial franchise fees are allocated to the performance obligations based on the estimated standalone selling prices. Funds received in advance of a franchise starting operations are recorded as franchise fee deposits.

Ongoing royalty and advertisement fees, which are determined on a formula basis in accordance with the terms of the relevant franchise agreement, based on monthly revenues of the franchisees, are recognized as revenue when the contractual performance obligations have been achieved or other service-related performance obligations have been completed. The performance obligations relate to providing support to the franchise partners and being stewards of the Spiritleaf brand. While the franchisees are operating under the name Spiritleaf, they are utilizing the Spiritleaf trademark, thereby, the Company has performed its obligations to recognize the revenue, as per the franchise agreements.

Other revenue

Millwork revenue is defined as the proceeds and receivables related to the sale of millwork, which includes store fixtures. Millwork revenue is recognized at a point in time when a contractual exchange agreement has been entered into, and the performance obligation is considered to have been met when the millwork has been delivered to the franchise partner.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Supply revenue represents revenues earned from the sales of custom Spiritleaf accessories to franchise locations. The Spiritleaf accessory revenue is earned when the goods are paid for and shipped.

Retail inventory

Inventory is valued at Company owned stores at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of selling the final product. Cost is determined by the weighted average method and comprises direct purchase costs. Inventory is written down to its net realizable value when the cost of inventory is estimated to be unrecoverable due to obsolescence, damage or declining selling prices. The Company makes estimates related to obsolescence, future selling prices, seasonality, customer behavior and fluctuations in inventory levels.

4.	Business acquisition

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Transaction”). The Transaction closed on July 20, 2021. Inner Spirit is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada, with a network that includes more than 100 franchised and corporate-owned locations.

The Transaction consideration was comprised of (i) an aggregate $92.6 million cash ($0.30 in cash for each Inner Spirit common share), (ii) an aggregate 24.4 million Sundial common shares valued at $26.2 million based on the fair value of each common share of the Company on the closing date (0.0835 of a Sundial common share for each Inner Spirit common share) and (iii) contingent consideration valued at $1.2 million representing the fair value of Inner Spirit warrants.

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed. The purchase price allocation and the amount of deferred income taxes arising on their recognition is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities. The Company expects to finalize the amounts recognized as it obtains the information necessary to complete the analysis prior to the end of the fiscal year.

The preliminary value on July 20, 2021, that was allocated to the purchase price was as follows:

Cash	92,583
Issuance of common shares	26,216
Contingent consideration	1,150
119,949

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The preliminary purchase price was allocated as follows:

Cash	9,031
Accounts receivable	3,506
Prepaid expenses and deposits	670
Inventory	2,225
Property, plant and equipment	8,879
Intangible assets	59,220
Net investment in subleases	18,909
Goodwill	65,573
Accounts payable and accrued liabilities	(2,361)
Convertible debentures	(12,025)
Lease liabilities	(23,283)
Financial guarantee liability	(337)
Deferred tax liability	(10,058)
119,949

On August 4, 2021, the Company settled the convertible debenture liability through the issuance of 2.5 million common shares valued at $2.7 million and a cash payment of $9.3 million. Due to the change of control from the Transaction, debenture holders were entitled to receive Sundial common shares and a cash payment based on a prescribed formula.

The fair value of the Inner Spirit warrants has been estimated as $1.2 million and is made up of the following components:

(i)	Equity component of $1.8 million
(ii)	Liability component of $0.3 million
(iii)	Asset component of $0.9 million

The warrant holders are entitled to the Transaction consideration of $0.30 cash for each Inner Spirit warrant and 0.0835 Sundial shares per warrant upon exercise. The warrants have exercises prices ranging from $0.10 to $0.35 and the cash payment will be settled on a net basis for the warrant holders. The warrants with exercise prices less than $0.30 will receive cash from Sundial upon exercise for the difference between the $0.30 consideration and the exercise price, and the warrants with exercise prices greater than $0.30 will owe a cash payment to Sundial upon exercise for the difference between the $0.30 consideration and the exercise price.

Subsequent to recording the purchase price allocation, the deferred tax liability was adjusted to nil with the offsetting adjustment to income tax recovery on the basis that both the Company and Inner Spirit are subject to income tax under the same taxation authority.

The condensed consolidated interim financial statements incorporate the operations of Inner Spirit commencing July 20, 2021. During the period July 20, 2021, to September 30, 2021, the Company recorded revenues of $6.1 million and a net loss of $0.8 million. Had the acquisition closed on January 1, 2021, management estimates that for the period January 1, 2021, to July 19, 2021, revenue would have increased by $14.9 million and net earnings would have increased by $4.2 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2021.

5.	Discontinued operations

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Project Seed Topco (“Bridge Farm”) which closed on June 5, 2020.

The comparative statement of income (loss) and comprehensive income (loss) and statement of cash flows has been presented to show the discontinued operation separately from continuing operations.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Results of discontinued operations

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020 (1)
Gross revenue	—	—	—	22,139
Net revenue	—	—	—	22,139
Cost of sales	—	—	—	15,633
Gross margin before fair value adjustments	—	—	—	6,506
Change in fair value of biological assets	—	—	—	1,064
Change in fair value realized through inventory	—	—	—	(1,122)
Gross margin	—	—	—	6,448

General and administrative	—	—	—	8,585
Sales and marketing	—	—	—	1,418
Depreciation and amortization	—	—	—	2,752
Foreign exchange	—	—	—	1,057
Share-based compensation	—	—	—	(826)
Loss from operations	—	—	—	(6,538)

Finance costs	—	—	—	(10,083)
Loss on contingent consideration	—	—	—	(2,252)
Loss on disposition of Bridge Farm	—	—	—	(14,979)
Loss before income tax	—	—	—	(33,852)
Income tax recovery	—	—	—	225
Net loss (2)	—	—	—	(33,627)
(1)	Period January 1, 2020, to June 5, 2020
(2)	Net loss from the discontinued operations is attributable entirely to the owners of the Company.

Effect of disposal on the financial position of the company

Cash and cash equivalents	2,963
Accounts receivable	15,641
Biological assets	2,831
Inventory	787
Property, plant and equipment	88,698
Goodwill	11,345
Intangible assets	23,884
Accounts payable and accrued liabilities	(22,792)
Lease obligation	(14,894)
Deferred tax liability	(3,115)
Accumulated other comprehensive income	(7,466)
Net assets and liabilities	97,882

Consideration received
Term Debt Facility	45,000
Contingent consideration liability	34,912
Cancellation of common shares	2,991
Total consideration	82,903

Loss on disposition	(14,979)

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

6.	Segment information

Late in the fourth quarter of 2020 the Company began the deployment of capital toward strategic investments. The Company developed an internal capital program to evaluate these and potential future investments, which is a new and separate business line from its cannabis operations.

Based on the allocation of the Company’s resources by the chief operating decision maker and the information used to analyze the performance of the business, the Company concluded that beginning in Q1 2021, it had two operating segments: cannabis and investments. The acquisition of Inner Spirit (note 4) has led to a third operating segment: retail. For the three and nine months ended September 30, 2020, there was only one reportable segment and therefore no comparative segment information.

The Company’s reportable segments are organized by business line and are comprised of three reportable operating segments: cannabis operations, retail operations and investment operations. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use market and medical markets in Canada. Retail operations include the private sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Investment operations include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

	Cannabis	Retail	Investments	Corporate	Total
As at September 30, 2021
Total assets	174,578	166,955	1,109,840	2,998	1,454,371
Nine months ended September 30, 2021
Net revenue	27,269	6,140	6,756	—	40,165
Gross margin	(8,149)	3,658	6,756	—	2,265
Share of profit of equity-accounted investees	—	—	13,642	—	13,642
Depreciation and amortization	2,442	1,463	—	469	4,374
Earnings (loss) before tax	(94,800)	(476)	17,339	(107,542)	(185,479)
Three months ended September 30, 2021
Net revenue	8,227	6,140	(14,699)	—	(332)
Gross margin	(1,876)	3,658	(14,699)	—	(12,917)
Share of profit of equity-accounted investees	—	—	9,918	—	9,918
Depreciation and amortization	660	1,463	—	262	2,385
Earnings (loss) before tax	(10,177)	(476)	(6,012)	17,918	1,253
7.	Restricted cash
As at	September 30, 2021	December 31, 2020
Letters of credit	—	5,333
Securities collateral	13,831	—
Captive insurance	19,232	—
	33,063	5,333

Securities collateral is comprised of a cash balance to satisfy margin requirements on the Company’s option trading position.

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures. The first structure is a captive cell program entered into with a registered insurer for the purpose of holding and managing the Company’s coverage funds through a separate cell account (“Cell Captive”). The cell account was funded with $12.1 million and is required to be fully funded at all times. The second structure is a wholly incorporated subsidiary, Sundial Insurance (Bermuda) Ltd., which was incorporated to provide separate and additional coverage and funded with $7.1 million.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

8.	Marketable securities
As at	September 30, 2021	December 31, 2020
Balance, beginning of year	—	—
Additions	152,084	—
Dispositions	(11,478)	—
Change in fair value recognized in profit or loss	(20,964)	—
Balance, end of period	119,642	—

During the nine months ended September 30, 2021, proceeds of $29.7 million were received for dispositions of marketable securities and a gain on disposition of $18.2 million was recognized (note 22).

Marketable securities have been designated as Fair Value Through Profit or Loss (“FVTPL”) (note 26).

The components of marketable securities are as follows:

As at	September 30, 2021	December 31, 2020
Equity securities	120,174	—
Put and call options	(532)	—
	119,642	—
9.	Accounts receivable
As at	September 30, 2021	December 31, 2020
Trade receivables	8,969	15,786
Other receivables	3,653	112
	12,622	15,898

The Company has calculated expected credit losses (“ECLs”) based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

10.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets are as follows:

As at	September 30, 2021	December 31, 2020
Balance, beginning of year	3,531	14,309
Increase in biological assets due to capitalized costs	19,487	39,957
Net change in fair value of biological assets	2,550	6,496
Transferred to inventory upon harvest	(22,688)	(54,388)
Disposition of Bridge Farm (note 5)	—	(2,831)
Foreign currency translation	—	(12)
Balance, end of period	2,880	3,531

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		September 30 2021	December 31 2020	September 30 2021	December 31 2020
Yield per square foot of growing space (1)	Grams	51	45	282	347
Average net selling price (2)	$/gram	4.49	5.13	778	1,022
After harvest cost to complete and sell	$/gram	1.06	1.32	206	291
(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at September 30, 2021, it is estimated that the Company’s biological assets will yield approximately 5,386 kilograms (December 31, 2020 – 5,507 kilograms) of dry cannabis when harvested. During the nine months ended September 30, 2021, the Company harvested 16,861 kilograms of dry cannabis (nine months ended September 30, 2020 – 22,396 kilograms).

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

11.	Inventory
As at	September 30, 2021	December 31, 2020
Harvested cannabis	28,705	20,358
Cannabis supplies and consumables	5,598	5,255
Retail	1,679	—
Millwork	111	—
	36,093	25,613

During the three and nine months ended September 30, 2021, inventories of $11.7 million and $32.7 million were recognized in cost of sales as an expense (three and nine months ended September 30, 2020 - $10.3 million and $41.1 million). During the three and nine months ended September 30, 2021, the Company recognized inventory write downs of $3.6 million and $6.8 million (three and nine months ended September 30, 2020 - $20.9 million and $48.6 million), of which $3.9 million and $7.3 million (three and nine months ended September 30, 2020 - $19.9 million and $37.6 million) was recognized as an impaired and obsolete inventory provision, and negative $0.3 million and negative $0.5 million (three and nine months ended September 30, 2020 - $1.0 million and $11.0 million) was included in the change in fair value realized through inventory as the fair value component of the impaired and obsolete inventory provision.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

12.	Property, plant and equipment
	Land	Production facilities	Equipment	Right of use assets	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2020	8,640	152,937	28,894	1,894	8,819	201,184
Acquisition (note 4)	—	3,140	1,628	4,111	—	8,879
Additions	—	(263)	1,647	—	1,094	2,478
Dispositions	—	(70)	(100)	(165)	(177)	(512)
Balance at September 30, 2021	8,640	155,744	32,069	5,840	9,736	212,029

Accumulated amortization and impairment
Balance at December 31, 2020	—	69,364	8,500	571	5,821	84,256
Depreciation	—	2,338	3,958	469	—	6,765
Impairment	—	60,000	—	—	—	60,000
Dispositions	—	—	(10)	(147)	—	(157)
Balance at September 30, 2021	—	131,702	12,448	893	5,821	150,864

Net book value
Balance at December 31, 2020	8,640	83,573	20,394	1,323	2,998	116,928
Balance at September 30, 2021	8,640	24,042	19,621	4,947	3,915	61,165

During the nine months ended September 30, 2021, depreciation expense of $3.8 million was capitalized to biological assets and inventory (nine months ended September 30, 2020 – $5.6 million).

Due to curtailment in the utilization of the capacity in the Company’s Olds facility to align cannabis production with current demand estimates, the Company has determined that indicators of impairment existed at June 30, 2021. The impairment test for the Company’s Olds CGU used a value in use approach based on internal cash flow estimates at June 30, 2021, and a discount rate of 25%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGU. The estimated cash flows were based on a 5-year model taking into account the overall forecasted Canadian cannabis industry market size and the Company’s forecasted market share. A terminal value thereafter was applied. Based on the analysis, there was an impairment of the Company’s Olds CGU of $60.0 million for the three months ended June 30, 2021, as the estimated recoverable amount for this CGU was lower than the respective carrying amount. The estimated value in use for the Company’s Olds CGU was sensitive to an increase in the discount rate. An increase to the discount rate by 1% would increase the impairment by approximately $7.3 million.

At September 30, 2021, the Company determined that no indicators of impairment existed or indicators that a previous impairment should be reversed, and no impairment test was required.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

13.	Net investment in subleases
	September 30, 2021	December 31, 2020
Balance, beginning of year	—	—
Acquisition (note 4)	18,909	—
Additions	550	—
Finance income	493	—
Rents recovered (payments made directly to landlords)	(781)	—
Balance, end of period	19,171	—

Current portion	3,084	—
Long-term	16,087	—

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a financial lease as the sublease terms are for the remaining term of the head lease.

14.	Intangible assets
	Brands and trademarks	Franchise agreements	Patents	Total
Cost
Balance at December 31, 2020	5,445	—	13,551	18,996
Acquisition (note 4)	31,750	27,470	—	59,220
Balance at September 30, 2021	37,195	27,470	13,551	78,216

Accumulated amortization and impairment
Balance at December 31, 2020	382	—	13,551	13,933
Depreciation	891	542	—	1,433
Balance at September 30, 2021	1,273	542	13,551	15,366

Net book value
Balance at December 31, 2020	5,063	—	—	5,063
Balance at September 30, 2021	35,922	26,928	—	62,850

Brands and trademarks consist of intellectual property purchased from Sun 8 Holdings Inc. with a useful life of 15 years, other intellectual property with a useful life of 12 years and intellectual property acquired through the acquisition of Inner Spirit consisting of proprietary rights to trademarks with a useful life of 10 years. Franchise agreements consist of intellectual property acquired through the acquisition of Inner Spirit consisting of franchisee relationships with a useful life of 10 years.

15.	Investments
As at	September 30, 2021	December 31, 2020
Investments at amortized cost (A)	13,678	—
Investments at FVTPL (B)	51,876	51,876
	65,554	51,876

Current portion	3,045	—
Long-term	62,509	51,876

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

A)	INvestments at amortized cost

On February 16, 2021, the Company announced a $22 million strategic investment (the “Indiva Investment”) in Indiva Limited (“Indiva”). The Indiva Investment closed on February 23, 2021. The Indiva Investment was completed in the form of a brokered private placement of 25 million common shares of Indiva at a price of $0.44 per common share, for gross proceeds of $11 million, and a non-revolving secured term loan to Indiva in the principal amount of $11 million (the “Term Loan”). The Term Loan bears interest at a rate of 9% per annum and has a maturity date of February 23, 2024.

The Term Loan has been designated as measured at amortized cost (note 26). The common shares are measured at Fair Value Through Profit or Loss (“FVTPL”) and are included in marketable securities (note 8).

On April 26, 2021, the Company closed a $3.0 million convertible debenture with a private company with a maturity date of October 26, 2021, and an interest rate of 9% per annum. The maturity date was subsequently extended to November 16, 2021. The Company has the right, but not the obligation, to convert all or any portion of the outstanding principal into common shares at a price equal to a conversion formula until the maturity date. The convertible debenture has been designated as measured at amortized cost (note 26).

B)	Investments at fvtpl

The Company owns a special purpose vehicle (the “Zenabis Investment”) that owns $51.9 million of aggregate principal amount of senior secured debt of Zenabis Investments Ltd. (the “Zenabis Senior Loan”) of Zenabis Investments Ltd. (“Zenabis”). On June 1, 2021, Zenabis was acquired by HEXO Corp. The Zenabis Senior Loan bears interest at a rate of 14% per annum and has a maturity date of March 31, 2025. Pursuant to the terms of the Zenabis Senior Loan, Zenabis will also pay the Company a royalty based on quarterly sales revenue from its medical, recreational and wholesale cannabis lines net of value added or sales taxes. The royalty is payable for 32 fiscal quarters and is payable for quarters in which Zenabis accomplishes certain sales revenue targets.

The Company is in negotiations with Zenabis for the repayment and termination of the Zenabis Senior Loan as Zenabis is in breach of certain covenants. Zenabis has filed a petition with the Supreme Court of British Columbia to determine the value of the royalty.

The Zenabis Investment has been designated as FVTPL (note 26). There has been no change in fair value as there has not been a significant change in market interest rates or Zenabis’ credit risk and as of November 11, 2021, all required payments have been made in respect of the Zenabis Senior Loan.

16.	Equity-accounted investees
As at	September 30, 2021	December 31, 2020
Interest in joint venture (A)	330,279	—
Interest in associate (B)	—	—
	330,279	—
A)	Interest in joint venture

On March 15, 2021, the Company and SAF Group announced they had entered into an agreement to form a 50/50 joint venture through a new corporation, SunStream Bancorp Inc. (“SunStream”). SunStream is a private company focused on cannabis-related verticals, seeking both Canadian and international opportunities and investments.

SunStream is structured as a separate vehicle and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture.

The following table summarizes the carrying amount of the interest in the joint venture:

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Carrying amount
Balance at December 31, 2020	—
Capital contributions	323,127
Share of net earnings	13,642
Capital distributions	(6,490)
Balance at September 30, 2021	330,279

The following table summarizes the financial information of SunStream adjusted for fair value adjustments and differences in accounting policies:

As at	September 30, 2021
Current assets (including cash and cash equivalents: $7.1 million)	18,059
Non-current assets	317,992
Current liabilities	(1,170)
Non-current liabilities	—
Net assets (liabilities) (100%)	334,881

Nine months ended September 30, 2021
Revenue	14,411
Profit from operations	13,335
Total comprehensive income	13,909
B)	Interest in associate

On March 23, 2021, the Company’s equity interest in its subsidiary, Pathway RX Inc. (“Pathway”), decreased from 50% to 25%, resulting in a loss of control. The Company decreased its equity interest in connection with amending the license agreement that provides for use of Pathway’s intellectual property. Pathway is a private company focused on developing cannabis-based pharmaceutical drugs to treat symptoms associated with a wide range of medical conditions.

As a result of the loss of control, the Company has de-recognized the assets and liabilities of Pathway, and the non-controlling interest arising upon the acquisition of Pathway. A loss on loss of control of $1.9 million was recognized during the three months ended March 31, 2021. The fair value of the Company’s remaining investment in Pathway was determined to be nil as the Company had fully impaired the intangible asset, which consisted of intellectual property, during the year ended December 31, 2020 as described below, and there are no other assets that would give rise to a measured fair value amount attributable to the remaining 25% interest.

Adjustment to comparative information

During Q4 2020, and as disclosed in the annual consolidated financial statements of the Company as at and for the year ended December 31, 2020, the Company recognized an impairment of $12.9 million on the intangible assets held within Pathway. During the preparation of the Q1 2021 interim consolidated financial statements, the Company determined that the allocable amount of this impairment was not attributed to the non-controlling interest. The comparative December 31, 2020, consolidated statement of financial position has been recast to attribute 50% of the impairment of intangible assets recorded to the non-controlling interest as the related intangible assets related entirely to Pathway, the Company’s 50% owned subsidiary.

The recast of the consolidated statement of financial position as at December 2020 resulted in a reduction in non-controlling interest of $6.4 million from the previously reported amount of $4.4 million to the recast amount of negative $2.0 million, and a decrease in accumulated deficit of $6.4 million from the previously reported amount of $564.5 million to the recast amount of $558.1 million and a decrease in loss per share attributable to the Company of $0.03 from the previously reported amount of $1.10 to the recast amount of $1.07.

This recast has no effect on the consolidated 2020 annual net loss or comprehensive loss or on any previously issued interim consolidated financial statements of the Company. The effect of this recast on the Company’s annual results for

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

2020 is a decrease to the presentation of the net loss attributable to the Company of $6.4 million from the previously reported amount of $206.0 million to the recast amount of $199.6 million, and an increase in the presentation of the net loss attributable to non-controlling interest of $6.4 million from the previously reported amount of $0.3 million to the recast amount of $6.7 million.

17.	Derivative warrants
September 30, 2021
Balance, beginning of year	428
Series A and Series B Warrants - fair value on issuance (A)	62,680
Additional Series A and Series B Warrants - fair value on issuance (B)	38,576
New Warrants - fair value on issuance (C)	106,531
Change in fair value recognized in profit or loss	(20,497)
Converted to common shares	(157,818)
Balance, end of period	29,900

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The derivative warrants are classified as a liability due to the Company’s share price being denominated in USD, which creates variability as to the value in CAD when they are exercised. The derivative warrants are recorded as a current liability, however, the Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

(a)	Series A and B Warrants

On February 2, 2021, the Company issued 100.0 million series A units (the “Series A Units”), each consisting of one common share and one-half series A warrant (collectively, the “Series A Warrants”) to purchase one common share and 33.3 million series B units (the “Series B Units”), each consisting of one pre-funded series B warrant (the “Series B Warrants”) to purchase one common share and one-half Series A Warrant to purchase one common share (collectively, the “January 2021 Units Offering”). Each Series A Unit was sold at a price of US$0.75 per unit and each Series B Unit was sold at a price of US$0.75 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$100.0 million. The Series A Warrants and Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants was US$0.80 per common share and the exercise price of the Series B Warrants was US$0.0001 per common share.

On February 2, 2021, the entire 33.3 million Series B Warrants were exercised resulting in the issuance of 33.3 million common shares.

On February 10, 2021, 3.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 3.3 million common shares and gross proceeds to the Company of US$2.7 million.

On February 22, 2021, the remaining 63.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million. In connection with this exercise, the New Warrants were granted (refer to C below).

(b)	Additional series A and B warrants

On February 4, 2021, the Company issued 60.5 million additional series A units (the “Additional Series A Units”), each consisting of one common share and one-half additional series A warrant (collectively, the “Additional Series A Warrants”) to purchase one common share and 14.0 million additional series B units (the “Additional Series B Units”), each consisting of one pre-funded additional series B warrant (the “Additional Series B Warrants”) to purchase one common share and one-half Additional Series A Warrant to purchase one common share, (collectively, the “February 2021 Units Offering”). Each Additional Series A Unit was sold at a price of US$1.00 per unit and each Additional Series B Unit was sold at a price of US$1.00 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$74.5 million. The Additional Series A Warrants and Additional Series B Warrants were exercisable immediately and had a term

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

of five years commencing on the date of issuance. The exercise price of the Additional Series A Warrants was US$1.10 per common share and the exercise price of the Additional Series B Warrants was US$0.0001 per common share.

On February 4, 2021, the entire 14.0 million Additional Series B Warrants were exercised resulting in the issuance of 14.0 million common shares.

On February 10, 2021, 2.3 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 2.3 million common shares and gross proceeds to the Company of US$2.5 million.

On February 22, 2021, the remaining 35.0 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the New Warrants were granted (refer to C below).

(c)	new warrants

On February 22, 2021, (i) the remaining 63.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million and (ii) the remaining 35.0 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the Company issued 98.3 million new warrants to the holders of the Series A Warrants and Additional Series A Warrants (the “New Warrants”), each entitling the holder to purchase one common share at an exercise price of US$1.50, subject to customary anti-dilution adjustments. The Company has granted the holders the right to have the common shares issuable upon exercise of the New Warrants registered pursuant to a registration statement filed with the SEC. Such registration statement was filed with the SEC on March 3, 2021. The New Warrants are immediately exercisable and have a term of 42 months from March 18, 2021, which is the effective date of the registration statement.

(d)	Agent warrants

During the nine months ended September 30, 2021, the entire 1.08 million Agent Warrants were exercised. 540,000 Agent Warrants were exercised at a weighted average exercise price of US$1.00 per warrant resulting in the issuance of 356,949 common shares. There were no gross proceeds to the Company as the exercise was conducted on a cashless basis. The other 540,000 Agent Warrants were exercised at a weighted average exercise price of US$1.00 per warrant resulting in the issuance of 540,000 common shares and gross proceeds to the Company of US$0.5 million.

The following table summarizes outstanding derivative warrants as at September 30, 2021:

	Exercise price (USD)	Number of warrants	Weighted average contractual life
August 2020 Offering - Series A Warrants (1)	0.1766	500,000	3.9
Unsecured Convertible Notes Warrants (1)	0.1766	500,000	2.3
New Warrants	1.50	98,333,334	2.9
		99,333,334	2.9
(1)

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

18.	Lease obligations
	September 30, 2021	December 31, 2020
Balance, beginning of year	1,440	16,949
Acquisition (note 4)	23,283	—
Liabilities incurred	550	763
Lease payments	(1,391)	(937)
Dispositions	(20)	(735)
Interest expense	671	416
Disposition of Bridge Farm (note 5)	—	(14,894)
Foreign currency translation	—	(122)
Balance, end of period	24,533	1,440

Current portion	4,328	409
Long-term	20,205	1,031

The Company’s minimum lease payments are as follows:

September 30, 2021
Less than one year	5,728
One to three years	10,427
Three to five years	8,334
Thereafter	14,163
Minimum lease payments	38,652
Amounts representing finance charges	(14,119)
Net minimum lease payments	24,533

The Company has short-term leases with lease terms of 12 months or less as well as low-value leases. As these costs are incurred, they are recognized as general and administrative expense. These costs were immaterial in 2021.

Financial guarantee liability

For franchise operated locations where the Company provided an indemnity for its franchisees, lease payments are made directly to the landlord by the franchisee, and the obligation to make lease payments would only revert to the Company if a franchisee defaulted on their obligations under the terms of the sub-lease or lease. The Company has made an estimate of expected credit losses in the event of default by the franchisees in making lease payments. This amount is recognized as a financial guarantee liability in the consolidated statement of financial position, and changes in the estimated liability are recognized as a financial guarantee liability expense within finance costs in the consolidated statement of income (loss) and comprehensive income (loss).

At September 30, 2021, the Company recognized a financial guarantee liability of $0.3 million (December 31, 2020 - $nil).

19.	Share capital and warrants
(a)	Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(b)	Issued and outstanding
		September 30, 2021		December 31, 2020
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		918,844,133	762,046	107,180,423	509,654
Share issuances		956,806,648	977,425	337,696,867	176,931
Share issuance costs		—	(16,302)	—	(5,593)
Acquisition	4	24,431,278	26,216	—	—
Disposition of Bridge Farm	5	—	—	(2,716,271)	(38,447)
Convertible debenture settlement	4	2,488,754	2,671	373,371,318	63,002
Derivative warrants exercised	17	152,146,950	277,136	102,836,429	55,912
Warrants exercised	19(c)	191,545	174	—	—
Employee awards exercised (1)	20(c)	1,084,384	2,641	475,367	587
Balance, end of period		2,055,993,692	2,032,007	918,844,133	762,046
(1)	Included in employee awards exercised are 875,000 RSUs that vested and were exercised in December 2020, however, the common shares were not issued until January 2021.

At-the-Market (“ATM”) Offering Program

During the nine months ended September 30, 2021, the Company issued 796.3 million common shares at a weighted average exercise price of US$0.8597 for gross proceeds of $855.2 million (US$684.6 million) through its ATM programs.

2021 Registered Offerings

In connection with the January 2021 Units Offering, the Company issued 100.0 million common shares (note 17a) and in connection with the February 2021 Units Offering, the Company issued 60.5 million common shares (note 17b).

(c)	Common share purchase warrants
	Number of Warrants	Carrying Amount
Balance at December 31, 2020	1,024,000	6,138
Acquisition (note 4)	2,097,828	1,771
Warrants exercised	(191,545)	(174)
Balance at September 30, 2021	2,930,283	7,735

The following table summarizes outstanding warrants as at September 30, 2021:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual life (years)
Acquisition of financial obligation	15.94	480,000	0.8
Financial services	4.60	544,000	7.8
Acquired from Inner Spirit (1)	0.34	1,906,283	2.5
	0.75	2,930,283	2.6
(1)

Inner Spirit warrants are exchangeable for 0.0835 Sundial common shares in accordance with the Transaction consideration (note 4) and have been presented based on the number of Sundial common shares that are issuable.

20.	Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). Further detail on each of these plans is outlined

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Equity-settled expense
Simple warrants (A)	637	1,611	2,267	3,385
Performance warrants (A)	—	—	—	(42)
Stock options (B)	32	167	(45)	489
Restricted share units (C)	1,783	769	5,214	1,454
Cash-settled expense
Deferred share units (i) (D)	(583)	571	2,428	1,779
	1,869	3,118	9,864	7,065
(i)

Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

a)	Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually in thirds over a three-year period and simple warrants expire five years after the grant date.

The following table summarizes changes the simple and performance warrants during the nine months ended September 30, 2021:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2020	3,424,600	$4.41	1,672,000	$4.19
Forfeited	(268,800)	6.04	(204,800)	5.48
Exercised	(120,000)	0.94	(80,000)	1.09
Expired	(41,600)	3.45	—	0.00
Balance at September 30, 2021	2,994,200	$4.42	1,387,200	$4.18

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at September 30, 2021:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	889,400	0.72	2.46	889,400	0.72	2.46
$1.25 - $1.88	400,000	1.56	2.84	400,000	1.56	2.84
$2.97 - $4.53	351,200	3.09	3.34	295,200	3.04	3.23
$6.25 - $9.38	1,219,200	6.29	4.98	496,000	6.33	4.96
$12.50 - $37.50	134,400	23.91	5.78	40,000	19.61	4.30
	2,994,200	$4.42	3.79	2,120,600	$2.87	3.26
Performance warrants
$0.63 - $0.94	458,667	0.68	n/a	458,667	0.68	n/a
$1.25 - $1.88	189,333	1.51	n/a	181,333	1.50	n/a
$2.97 - $4.53	504,000	3.16	n/a	504,000	3.16	n/a
$6.25 - $9.38	144,533	7.23	n/a	38,400	6.25	n/a
$12.50 - $37.50	90,667	28.24	n/a	—	—	n/a
	1,387,200	$4.18	n/a	1,182,400	$2.04	n/a
b)	Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in stock options during the nine months ended September 30, 2021:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2020	720,600	$1.82
Forfeited	(275,000)	2.60
Expired	(1,000)	3.15
Balance at September 30, 2021	444,600	$1.33

The following table summarizes outstanding stock options as at September 30, 2021:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$1.15	325,000	8.66	108,332	8.66
$1.19	81,600	8.74	81,600	8.74
$3.15	38,000	6.60	14,750	5.56
	444,600	8.50	204,682	8.47

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

c)	Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the nine months ended September 30, 2021:

RSUs outstanding
Balance at December 31, 2020	1,656,916
Granted	12,338,300
Forfeited	(1,313,528)
Exercised	(9,384)
Balance at September 30, 2021	12,672,304

Cash-settled plans

d)	Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. The Company intended to settle the DSUs by issuing common shares, however, during the three months ended September 30, 2021, the Company changed its intention to settle the DSUs to making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment. Accordingly, $5.1 million representing the previously recognized fair value of the DSUs, was reclassified from contributed surplus to accounts payable and accrued liabilities during the three months ended September 30, 2021.

As at September 30, 2021, included in accounts payable and accrued liabilities is $4.5 million relating to the fair value of cash-settled DSUs.

The following table summarizes changes in DSUs during the nine months ended September 30, 2021:

DSUs outstanding
Balance at December 31, 2020	3,323,263
Granted	2,054,734
Balance at September 30, 2021	5,377,997
21.	Gross revenue

Cannabis revenue is derived solely from contracts with customers and is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers. Retail revenue is derived solely from retail cannabis sales to customers, franchise revenue consisting of royalty, advertising and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Cannabis revenue
Provincial boards	10,105	12,552	30,035	40,885
Medical	3	6	6	27
Licensed producers	914	2,967	5,468	15,544
Cannabis revenue (1)	11,022	15,525	35,509	56,456
Retail revenue
Retail	3,285	—	3,285	—
Franchise	2,197	—	2,197	—
Other (millwork, supply, accessories)	658	—	658	—
Retail revenue	6,140	—	6,140	—
Gross revenue	17,162	15,525	41,649	56,456
(1)

The Company had three major customers each with revenue in excess of 10% of total cannabis revenue. Sales to major customers totaled $19.8 million for the nine months ended September 30, 2021 (nine months ended September 30, 2020 – three major customers with total sales of $33.8 million). Two major customer had sales exceeding 10% of total cannabis revenue for both periods.

The following table disaggregates cannabis revenue by form for the periods noted:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Revenue from dried flower	9,273	11,629	28,763	39,443
Revenue from vapes	1,166	3,577	3,863	14,185
Revenue from oil	37	319	1,628	2,828
Revenue from edibles and concentrates	546	—	1,255	—
Gross revenue	11,022	15,525	35,509	56,456
22.	Investment revenue
	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Interest and fee revenue
Interest revenue from investments at amortized cost	352	—	793	—
Interest and fee revenue from investments at FVTPL	2,116	—	6,398	—
Interest revenue from cash	841	—	2,311	—
	3,309	—	9,502	—

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Investment revenue
Realized gains	5,988	—	18,218	—
Unrealized gains (losses)	(23,996)	—	(20,964)	—
	(18,008)	—	(2,746)	—

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

23.	Government subsidies

In March 2020, the federal government launched the Canadian Emergency Wage Subsidy (“CEWS”) to help businesses impacted by the COVID-19 pandemic keep and rehire employees. The CEWS delivered a 75 percent wage subsidy to eligible employers for an initial period of 12 weeks, from March 15, 2020, to July 4, 2020. Eligibility was based on meeting a minimum requirement for decreased revenue. The CEWS was extended to November 21, 2020, and amended to change the eligibility requirements from meeting a certain threshold to being variable based on how much an employer’s revenue decreased. The CEWS was further extended to June 2021 and included changes to the rates and the top-up calculation. The CEWS has further been extended to October 2021 at which point the federal government announced the CEWS will end on October 23, 2021.

The Company became eligible for the CEWS based on decreases in revenue and received the subsidy during the first quarter of 2021. The subsidy of $2.1 million (2020 - $4.1 million) has been recognized in the condensed consolidated interim statement of income (loss) and comprehensive income (loss). There are no unfulfilled conditions or contingencies attached to the CEWS.

24.	Finance costs
	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Cash finance expense
Interest on Syndicated Credit Agreement	—	1,025	—	3,279
Interest on Term Debt Facility	—	—	—	2,936
Other finance costs	1	355	40	495
	1	1,380	40	6,710
Non-cash finance expense (income)
Interest on lease liabilities	627	—	671	—
Accretion	—	—	—	1,622
Amortization of debt issue costs	—	223	—	946
Change in fair value of convertible notes	—	(9,742)	—	(10,231)
Other	—	18	8	(22)
	627	(9,501)	679	(7,685)
Interest income	(493)	(19)	(493)	(181)
	135	(8,140)	226	(1,156)

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

25.	Income (Loss) per share
	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Weighted average shares outstanding (000s)
Basic (1)	2,049,589	134,269	1,794,274	116,132
Dilutive effect of RSUs and derivative warrants	7,227	—	—	—
Diluted	2,056,816	134,269	1,794,274	116,132
Continuing operations
Net income (loss) attributable to Sundial Growers Inc.	11,311	(71,386)	(175,392)	(141,997)
Per share - basic	$0.006	$(0.53)	$(0.10)	$(1.22)
Per share - diluted	$0.005	$(0.53)	$(0.10)	$(1.22)
Discontinued operations
Net loss attributable to Sundial Growers Inc.	—	—	—	(33,627)
Per share - basic and diluted	$—	$—	$—	$(0.29)
Net income (loss) attributable to Sundial Growers Inc.	11,311	(71,386)	(175,392)	(175,624)
Per share - basic	$0.006	$(0.53)	$(0.10)	$(1.51)
Per share - diluted	$0.005	$(0.53)	$(0.10)	$(1.51)
(1)

For the nine months ended September 30, 2021, there were 2.9 million equity classified warrants exercisable, 90.6 million derivative warrants exercisable, 2.1 million simple warrants exercisable and 1.2 million performance warrants exercisable that were excluded from the calculation as the impact was anti-dilutive (nine months ended September 30, 2020 – 5.1 million warrants, 5.7 million simple warrants and 3.7 million performance warrants).

26.	Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments, accounts payable and accrued liabilities, derivative warrants and a financial guarantee liability.

a)	Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions. The carrying value of the financial guarantee liability is determined based on assessing the timing and amount of expected credit losses.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Fair value measurements of marketable securities, investments at FVTPL and derivative warrants are as follows:

		Fair value measurements using
September 30, 2021	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	119,642	119,642	—	—
Investments at FVTPL	51,876	—	—	51,876
Financial liabilities
Derivative warrants (1)	29,900	—	—	29,900

		Fair value measurements using
December 31, 2020	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Investments	51,876	—	—	51,876
Financial liabilities
Derivative warrants (1)	428	—	—	428
(1)

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Marketable securities are designated as FVTPL. The fair value of marketable securities is re-measured each reporting period with changes in fair value recognized in the consolidated statement of income (loss) and comprehensive income (loss). The fair value of marketable securities is estimated by using current quoted prices in active markets for identical assets.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

As at September 30, 2021, the Company did not have any financial instruments measured at Level 2 fair value.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The investment designated as FVTPL is re-measured each reporting period with changes in the fair value recognized in the consolidated statement of income (loss) and comprehensive income (loss) within finance costs. The fair value of the outstanding principal and interest approximates the original carrying value of the investment. The fair value for the royalty is estimated to be nil as the value is currently being disputed.

Derivative warrants are designated as FVTPL. The fair value of derivative warrants is re-measured each reporting period with changes in fair value recognized in the consolidated statement of income (loss) and comprehensive income (loss) within finance costs. The fair value of derivative warrants is estimated by using a valuation model. Assumptions used in these calculations include volatility, discount rate and various probability factors.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

27.	Related party transactions
a)	Loan receivable agreements

At December 31, 2020, the Company had advanced $139 thousand under employee loan agreements. The terms were non-interest bearing and secured by shareholdings in the Company. The loans were repayable in full upon the departure of an employee from employment, a change in control of the Company or sale of the Company. During the nine months ended September 30, 2021, the full $139 thousand loan balance was settled. At September 30, 2021, the outstanding loan balance was nil.

b)	Related party transactions and balances
	Transactions		Balance outstanding
	Nine months ended September 30	Nine months ended September 30	September 30	December 31
	2021	2020	2021	2020
Marketing, brand research and development (a)	—	1,144	—	—
Legal services (b)	—	1,811	—	(510)
	—	2,955	—	(510)
(a)	A former member of the Board of Directors controlled a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors was a partner at a law firm prior to his departure which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to with the related parties.

28.	Capital management

The Company defines capital as shareholders’ equity and debt. Except as otherwise disclosed in these condensed consolidated interim financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•	Maintain financial flexibility in order to preserve the ability to meet financial obligations;
•	Deploy capital to provide an appropriate investment return to shareholders; and,
•	Maintain a capital structure that allows various financing alternatives.
29.	Commitments and contingencies

The following table summarizes contractual commitments at September 30, 2021:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	28,842	—	—	—	28,842
Lease obligations	5,728	10,427	8,334	14,163	38,652
Financial guarantee liability	337	—	—	—	337
Balance, end of period	34,907	10,427	8,334	14,163	67,831

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at September 30, 2021 of $1.5 million (December 31, 2020 - $1.5 million).

(b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

30.	Subsequent events

Alcanna Inc. Acquisition

On October 7, 2021, the Company announced that it had entered into an arrangement agreement (the “Agreement”) with Alcanna Inc. (“Alcanna”) pursuant to which the Company will acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement for total estimated common share consideration of approximately $346 million (the “Alcanna Transaction”). The Alcanna Transaction is expected to close in the fourth quarter of 2021.

Alcanna is a Canadian liquor retailer, operating predominantly in Alberta under its three retail brands, “Wine and Beyond”, “Liquor Depot” and “Ace Liquor”. Alcanna holds an approximately 63% equity interest in Nova Cannabis Inc. (“Nova”), a Canadian cannabis retailer operating stores across Alberta, Saskatchewan and Ontario.

Indiva Investment

On October 4, 2021, the Company provided an additional $8.5 million principal loan to Indiva and has amended the Term Loan (note 15(a)). The amended Term Loan has an interest rate of 15% per annum and the maturity date of February 23, 2024, has not changed. Accrued and unpaid interest of $0.3 million was added to the outstanding principal balance, bringing the total principal outstanding to $19.8 million.